Exhibit 99(a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2009
Operating revenues	$11,149
Fuel, purchased power and delivery fees	(4,376)
Net gain from commodity hedging and trading activities	4,879
Operating costs	(1,532)
Depreciation and amortization	(1,622)
Selling, general and administrative expenses	(985)
Franchise and revenue-based taxes	(363)
Impairment of goodwill	(8,950)
Other income	79
Other deductions	(1,296)
Interest income	23
Interest expense and related charges	(4,759)

Loss before income taxes	(7,753)

Income tax expense	(522)

Net loss	(8,275)

Net loss attributable to noncontrolling interests	148

Net loss attributable to EFH Corp.	$(8,127)